[FTS INTERNATIONAL, INC. LETTERHEAD]

February 1, 2018

BY EDGAR

H. Roger Schwall

Assistant Director, Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                             FTS International, Inc.
Registration Statement on Form S-1
File No. 333-215998

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, FTS International, Inc. (the “Company”) hereby requests that the effective time of the Company’s Registration Statement on Form S-1 (File No. 333-215998) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on Thursday, February 1, 2018 or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Justin S. Reinus of Jones Day, at 949.553.7501.

Please contact Justin S. Reinus of Jones Day at 949.553.7501 if you have any questions concerning the foregoing.  Thank you for your attention to this matter.

Very truly yours,

FTS International, Inc.

/s/ Jennifer L. Keefe
By: Jennifer L. Keefe
Title: Senior Vice President, General Counsel and Chief Compliance Officer

cc:                    Michael J. Doss, Chief Executive Officer, FTS International, Inc.

Lance Turner, Chief Financial Officer, FTS International, Inc.

Edward B. Winslow, Partner, Jones Day

Charles T. Haag, Partner, Winston & Strawn LLP

Merritt S. Johnson, Partner, Shearman & Sterling LLP